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                                                                    EXHIBIT 99.1




August 15, 2002

Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, MN  55305

Dear Sirs:

On August 7, 2002, Lakes Entertainment, Inc. reported that it will restate its consolidated financial statements for the year ended December 30, 2001 and the quarter ended March 31, 2002 to revise its accounting for a transaction involving land held for development in Las Vegas, Nevada. We have advised Lakes Entertainment, Inc. that we will not be in a position to complete our review of the Company's unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2002 and July 1, 2001 until the audit of the restated December 30, 2001 financial statements and review of the unaudited condensed consolidated financial statements for the three month period ended March 31, 2002 are completed.


/s/ Deloitte & Touche LLP